SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 14, 2012 with the report for the nine-month period ended on March 31, 2012, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 14, 2012, the Company filed the report for the nine-month period ended on March 31, 2012, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima
March 31, 2012 and 2011

1. Income for the period
(Nine-month periods ended March 31, 2012 and 2011)

	In thousands of Ps.
	03/31/12	03/31/11
Ordinary Income	216,709	223,161
Extraordinary Income	-	-
Net Income	216,709	223,161

2. Shareholders’ Equity

Capital stock	578,676	578,676
Treasury shares	-	-
Restatement for capital stock	274,387	274,387
Restatement for treasury stock	-	-
Additional paid in capital	793,123	793,123
Statutory reserve	71,136	57,031
Reserve for new projects	447,683	391,262
Long-term incentive program reserve	2,698	-
Temporary exchange difference	63,012	29,605
Retained earnings	291,460	394,269
TOTAL SHAREHOLDERS’ EQUITY	2,522,175	2,518,353

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the COMPANY’s stock capital was $ 578,676,460 – divided into 578,676,460 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 365,815,965 shares, representing 63.22% of the issued and outstanding capital stock. After the closing of the financial statements, Cresud increased its interest to 371,515,973 shares, representing 64.20% of the issued and oustanding capital stock.

In addition, as of March 31, 2012, excluding Cresud’s interest, the rest of the shareholders hold 212,860,495 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share, representing 36.78% of the issued and outstanding capital stock. After the closing of the fiscal year, the rest of the shareholders holds 207,160,487 common shares, representing 35.80% of the stock capital.

As of March 31, 2012 there were no outstanding warrants or convertible notes for the purchase of our shares.

The highlights of the nine-month period ended March 31, 2012 include:

•	IRSA’s revenues for the third quarter of 2012 increased 7.4% to $ 339.2 million, and EBITDA grew 16.5% to $ 186.0 million.
•
Revenues and EBITDA from the Shopping Center segment grew 30.5% and 34.4%, respectively, for the first nine months of fiscal year 2012 as compared to 2011. The EBITDA/Sales margin reached 80% and occupancy was over 97%.

•
Revenues and EBITDA from the Office segment increased 15.2% and 23.9%, respectively, for the nine-month period. This improvement reflects mainly the 100% occupancy of the “Dot Building”, which increased portfolio occupancy to 97%.

•
For the first nine months ended March 31, 2012, net income was $ 216.7 million, 2.9% lower than in the same period of the previous fiscal year, mainly due to higher financial losses and lower income from subsidiaries, in particular Hersha, which had recorded income for $ 40 million in the previous fiscal year as a result of the sale of shares.

•
In February 2012, the Company, through Real Estate Strategies, L.P. (“RES”) in which it holds a 66.79% interest, completed the purchase of 3,000,000 preferred shares convertible into common shares issued by Supertel Hospitality Inc. (SHI) for a total amount of U$S 30 million.

•	On February 14, 2012, IRSA issued its Series II and IV simple, non-convertible Notes for $ 300 million.
•
The company’s Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on May 23, 2012 which will consider the payment of a cash dividend, among other matters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: May 14, 2012